# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Target Hospitality Corp., CIK 0001712189
CUSIP: 87615L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9320 Lakeside Boulevard, Suite 300, The Woodlands, Texas (TX), 77381
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-004212
Filed by CIK 0001588456

## Reporting persons
- Private Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,417,302; shared voting power 2,284,513; sole dispositive power 1,417,302; shared dispositive power 2,284,513; aggregate amount beneficially owned 3,701,815 (3.7% of the class)

## Item 1. Issuer
Name of issuer: Target Hospitality Corp.
Address of issuer's principal executive offices: 9320 Lakeside Boulevard, Suite 300, The Woodlands, TX, 77381

## Item 2. Person Filing
Name of person filing: Private Capital Management, LLC
Address of principal business office or, if none, residence: 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34108
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 3,701,815
Percent of class: 3.70
Sole power to vote or to direct the vote: 1,417,302
Shared power to vote or to direct the vote: 2,284,513
Sole power to dispose or to direct the disposition: 1,417,302
Shared power to dispose or to direct the disposition: 2,284,513

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Private Capital Management, LLC: /s/ Chad D. Atkins, President (07/06/2026)
Comment: *PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

**PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.